CONFERENCE CALL
                               10 AM - MAY 4, 2001

            Good day ladies and gentlemen and welcome to Proxicom's conference call. At this time our participants are in listen-only mode. Later we will conduct a question and answer session and instructions will follow at that time. As a reminder, this conference call is being recorded. I would now like to introduce your host for today's conference, Kristen Badgley. Miss Badgley, you may begin.

            Ms. Badgley: Thank you and good morning. I am here this morning with the senior management of Proxicom, Chairman and Chief Executive Officer, Raul Fernandez and Chief Financial Officer, Ken Tarpey. Our General Counsel, David Fontaine has also joined us today. I would like to remind you that today's discussion and our answers in the Q&A may include certain forward looking statements as defined in the federal securities laws. These may include statements concerning our expectations for Proxicom's future revenue and earnings and our business strategy and future operations. Our actual results could differ materially from the results projected in these statements. We'd like you to refer to the Form 10-K, which we filed with the SEC on February 23, 2001. This report contains cautionary statements identifying some of the important factors that could cause our actual results to differ materially from those forward looking statements this morning. As you are aware, on Thursday, April 26, Compaq commenced a tender offer for all outstanding Proxicom shares. The tender offer is scheduled to expire at midnight on May 31, 2001. Investors and securityholders are strongly advised to read the tender offer statement and the solicitation/recommendation statement regarding the tender offer, which were made available on Thursday, May 3rd, because they contain important information. Compaq filed the tender offer statement with the Securities and Exchange Commission and Proxicom filed a solicitation/recommendation statement with the SEC. Investors and securityholders may obtain a copy of these statements and other documents filed by Compaq and

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Proxicom at the SEC's website, at www.sec.gov. The tender offer statement and related materials may be obtained by directing such request to Compaq investor relations. The solicitation/recommendation statement and other such documents may be obtained by directing such request to Proxicom investor relations. Due to the nature of this pending transaction, our conference call today will be limited in scope. We will reporting the results of our first quarter's 2001 only. We will not provide forward looking earnings guidance. We will open the call to limited questions after we conclude our prepared remarks. During the question segment, we will refer any questions related to a tender offer by Compaq to the tender offer documents that were issued yesterday. I will now turn the call over to Proxicom's Chairman and Chief Executive Officer, Raul Fernandez. Please go ahead, Raul.

            Raul Fernandez: Thank you, Kristen. Due to the nature of the pending transaction with Compaq, this may be our final opportunity to address our shareholders and analysts in this format. I'd like to begin by thanking our shareholders, financial analysts and most of all our employees for all the support over two years as a public company.

            First quarter highlights, as we previously announced in March, our quarterly results were impacted by the macroeconomic conditions which caused our clients to delay decisions, revisit spending budgets, slip the start dates and slow the ramp up on awarded projects. We took dramatic steps at that time to improve our operating results and achieve efficiencies within the organization. The result was an improvement of our operations aligned with our pipeline. Despite the macroeconomic environment, our business was still strong. Let me briefly tell you a few highlights from the quarter. Our financial services vertical had a strong quarter, winning seven new engagements this quarter, including JP Morgan/Chase and Union Bank of California. And we delivered successful projects for existing customers, including a

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major effort for Renault out of Paris, as well as projects for HBO and Bank of
America. Existing clients continue to award us follow-on engagements, including Astrozenica in the U.K. I'll now turn the call over to Ken to review the results of the first quarter.

            Ken Tarpey: Thank you, Raul and good morning everybody. The results are consistent with our preliminary results announced March 23. Our revenue could total $39.1 million, a slight increase over the $38.2 million for the same period a year ago. The operating loss for the first quarter excluding non-cash goodwill, non-cash stock compensation expense and the restructuring charge was $15.9 million, compared to operating income of $3.1 million for the first quarter a year ago. The pro forma net loss again excluding non-cash goodwill, non-cash stock compensation expense and a restructuring charge, was $7.6 million or $.13 cash loss per share diluted. This compared with a $.04 cash earnings per share in the first quarter 2000. In the quarter, we recorded a restructuring charge of $57 million which was higher than had been previously anticipated due to further softening in this sublease real estate market and no lease buyout anticipated. Net interest and other income was $2.9 million in the quarter, which was the result of interest income earned in the quarter and a $1.7 million royalty payment from the conclusion of our joint venture operations with Iberdrola in Spain. In the first quarter, we did reduce our head count overall as we previously indicated, 227 people were let go during the quarter, approximately two-thirds of them were billable. In the nature of our business with our customers, approximately 15% were fixed price contracts, down from 20% in the fourth quarter. As it relates to customer concentration, our top five were 46% of our business, compared to 42% last quarter and top ten were 66%, compared 61% last quarter. Two of our customers represented 10% or more of revenues, namely Toyota at 15% and JP Morgan/Chase at 11%. Within our verticals, the results in quarter rate out as follows: financial services was

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approximately 27% of the business, auto and manufacturing - 24%, service industry - 18%, energy - 15%, communications and high-tech - 9%, consumer goods and retail - 5%, media and entertainment, approximately 2%. Our international business was 11% of revenues for the quarter compared to approximately 15% last quarter. Consistent with our approach to focus on Fortune 500 clients, dot.com clients represented less than 1% of our Q-1 revenue. Our utilization of the entire service ports for the quarter was approximately 59% after affecting for the layoffs. And we ended the quarter with total head count about 951 people, service head count - 793, sales and marketing - 25, G&A - 133. Annualized voluntary service turnover was 8%. Our cash balance at 3/31 was $72.1 million, down from $106 million. The declining cash was due to the factors discussed in our March 23 call. Reiterating those points, our cash position decreased due to the lower collectible revenues, the cost of the lease build-outs in the quarter, longer collection cycles with our customers and payment of ordinary course business liabilities. DSO's including unbilled in net of deferred in the first quarter was 116 days above the level of last quarter's 73 days and on a billed basis, they were 112 days, also up from 73 days in Q4. I'll now turn it back to Kristen.

            Ms. Badgley: Thank you, Ken. Before open the line for questions, let me remind everyone that we will not discuss the terms of the Compaq tender offer, nor the transaction during the Q&A. Please refer to the tender offer and the solicitation/recommendation available on the SEC's website. Operator will now open the line for a few questions.

            Operator: Thank you. Our first question is from Chris Penney of Friedman Billings.

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            Mr. Penney:  Hi, good morning guys, congratulations.  Um, you know Raul or Ken, if you can just give a little sense of how the pricing environment went among the quarter.

            Mr. Tarpey: Okay, we had indicated in the prior call that there's been change given the economic factors with our major customers in terms of pricing and we saw that trend continue throughout the quarter and things seem to be more in a stable situation, moving forward from here. But no changes from what we talked about back in the call previously.

            Mr. Fernandez: Yeah, I'd say if you think about the first quarter, the first two months probably had the most activity with regards to pricing discussions and as Ken mentioned, that has pretty much stabilized.

            Mr. Penney:  Okay, thank you.

            Operator:  Our next question is from Natalie Walrun.

            Ms. Walrun:  Hi, guys, can you hear me?

            Mr. Fernandez:  Yes, we can, Natalie.

            Ms. Walrun: Okay, great. I've got a couple of questions for you. First of all, can you address DSO in a little bit more detail. I was quite surprised to see it jump up as much as it did. I mean, clearly an increase would have been expected, but this was more than I had expected.

            Mr. Tarpey: From the standpoint of the increase in the DSO as I mentioned, there were factors of collection activity with our larger accounts. There are also some planned payments over time with a couple of accounts and third, we were within the quarter in terms of

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billed revenues that was available to be collected, you know, that also decreased as well. And then lastly, when you have a lower revenue denominator in the calculation when you annualize that, that also has an impact on the calculation as well.

            Ms. Walrun: Sure, okay. Alright, and then I also wanted to ask if you could talk a little bit about the number of opportunities that you saw coming into the pipeline. Are you starting to see more conversations or conversations pick up yet?

            Mr. Fernandez: Yeah, I think one of the things we've seen on the weekly reviews is activity that's coming in that's new from brand new clients; activity in terms of either proposals or requests for information that clearly has been planned for and that process has been initiated this year in the first quarter and I think that's very healthy because you know, people that are beginning that process as of the first quarter are fully aware of the macroeconomic impact in their business and have made a decision to continue to do work and we're starting to see that. My sense is that, you know, things are not getting better in a dramatic way, things have stabilized for now, but I think you need to see a few more months go by until you can make some sort of definitive conclusion in terms of where we are in the cycle.

            Ms. Walrun: That's great. That's great to hear. Okay, a couple of statistics that I wanted to ask you about. Can you let us know what the total number of clients were for the quarter and how many new clients there were?

            Mr. Tarpey:  Okay, there are about 65 clients and about 15 new.

            Ms. Walrun: Okay, and so for the percent of follow-on revenues, what does that work out to?

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            Mr. Tarpey:  By our calculations, still staying at similar categories before around the 50% mark, maybe a little bit higher in the quarter given the level of work with Toyota.

            Ms. Walrun:  Okay, great, thanks alot.

            Operator: Thank you. Our next question is from Ed Cassell of First Union Securities.

            Mr. Cassell:  Already answered, thanks.

            Mr. Tarpey:  Okay

            Operator: Thank you. Our next question is from Vincent Colliquio of Southwest Securities.

            Mr. Colliquio: Congratulations, guys. Couple of questions here. What is your skill set mix look like today versus the same period a quarter ago?

            Mr. Fernandez: Yeah, the skill set mix is actually from a percentage basis on the billable side, the same, 60% technology, 20% strategy and 20% creative. Within the strategy, we also include our industry vertical expertise.

            Mr. Colliquio: Okay, and can you give us a sense for, you know, what areas, could you try to articulate where we're seeing the greatest demand? Would it be certain categories such as security and what not?

            Mr. Fernandez: Yeah, I think, in terms of general categories, the full building out, the building out of initiative where there's a clear return on investment where maybe when you think about the whole value chain and all the way to the end customer whether its a business

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customer or consumer, there has been a tremendous amount of activity in these
Global 1,000 accounts at different points in that value chain. There have been immediate results and some quantifiable return on investment from those projects, but there's even a greater level of return on investments. If some of those independent initiatives are connected, so I would say connecting or fully building out initiatives that have had proven return on investment is an overall theme that we're seeing.

            Mr. Colliquio: Okay. And saying that you're seeing stabilization, are you saying, and you may have said this already, that you're seeing less project deferrals and cancellations in the backlog?

            Mr. Fernandez: Well, I think what you're seeing is that the decision-making, especially with regards to new work, is being done within the context of an economic environment where the full impact of the negative news is factored into that decision-making. Corporations that I think are taking you know fundamentally two different approaches - capital expenditure decreases that includes IT and then others that are finding ways to cut other parts of expenses but continuing to invest in information technology. So I think over time, you are going to see some trends with regards to those that'll continue to invest in IT even in the downturn for their sector and those that will pull back a little bit and slow down spending and cut into those budgets and yeah, so I think what we're seeing is any decisions that are made now are made with the full awareness of the economic environment that they're in and so any positive movement is, I think, alot more grounded.

            Mr. Colliquio: So given the environment, there is, you would expect, a decline in deferrals and cut-backs?

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            Mr. Fernandez:  There is, I would say that if in the first few months you saw an increase, you've seen that increase stabilize, I wouldn't go so far as to say that there's a decline.

            Mr. Colliquio:  Okay, thanks.

            Operator:  Our next question if from Adam Fursh of UBS Warburg.

            Mr. Fursh: Good morning, wanted to know if you guys can just go over what you're seeing in terms of projects bent from a different angle - first of all what you're seeing, in your different vertical market, Ken, maybe if you can just go over those percentages again, you went a little bit too fast for us to get everything down and just maybe give some color on what you're seeing there. And then, secondly, maybe, Raul, you can go over the types of project span that you're seeing, particularly with regard to different types of software, whether there'd be ERPCRM supply chain, things like that.

            Mr. Fernandez: Sure, why don't I start and then Ken will join. We are seeing in terms of continued spending, obviously energy is an area where there has been under investment and we're seeing not only good pipeline activity, but also good activity from the existing clients that we're in, as well as some new client wins within energy. Financial services continues to, I think, move along nicely for us in part, merger related activities so looking at systems that were working with let's say two independent banks that are now coming together and because we have strong relationships and a good track record there, we've become the go-to partner on many of the integration-related initiatives that go on around the merger. Those are the ones that you know, I've seen the most strength in and Ken will give some color on the, on the numbers...

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            Mr. Tarpey: Sure, sure, let me walk through the percentages again for everybody. Financial services - 27%, auto and manufacturing - 24%, service industries - 18%, energy - 15%, communications and high-tech - 9%, consumer goods and retail - 5%, media and entertainment - 2%.

            Mr. Fursh: Okay, Raul, with regard to the types of software that's selling, if you could just address that like ERPCRM / supply chain.

            Mr. Fernandez: You know, I think its client-specific. A lot of clients had made and already have a large amount of software that isn't fully deployed and so I think you know you can go client-by-client and you know, one or two different types of applications whether it's content management or some other apps server or some other technology, it's tough to get a generalized trend from the client base that we have other than to say that the focus of deployment from a software standpoint is to fully deploy software that they've already made commitments to and in many cases already have licenses for, but have not rolled out throughout the enterprises, throughout various business units. And that's one area of opportunity that we've identified within multiple clients, is to fully support the rollout of the technology stack that's been standardized.

            Mr. Fursh: So there is some pent up I guess inventories for some of your clients with regards to software that they're implementing now?

            Mr. Fernandez:  Yeah

            Mr. Fursh:  ... trying to work through.

            Mr. Fernandez:  Yes, there is.

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            Mr. Fursh:  Okay, comments on Europe, what are you seeing over there in terms of demand?

            Mr. Fernandez: I mentioned in the last call that we saw the signs of Europe weakening, I think we continue to see that, I don't think it will be as acute or as quick as what we saw in the U.S. I think it's going to depend on how they react to some of the weakening but it hasn't dramatically gone down since our last call but we did call that out you know in the conference call we had before.

            Mr. Fursh:  Great.  Thanks, guys, I'll turn the call over.

            Mr. Fernandez:  Thank you.

            Operator: Thank you, this concludes the question and answer session. I would now like to turn the program back to you.

            Ms. Badgley: Great, thank you very much, I'll just turn it over to Raul to for final couple of statements.

            Mr. Fernandez: Yes, thank you very much for joining us again, this may be our last opportunity to talk. I want to thank again our analysts, our employees and all of our shareholders.

            Operator: Ladies and Gentlemen, this concludes today's conference, thank you for your participation. You may disconnect at this
time.   Good-bye.

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